BB 3/11

[redacted]

08028888

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC Mail Processing Section

FEB 29 2008

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Keystone Equities Group, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1003 Egypt Road
(No. and Street)

Oaks (City) PA (State) 19456-1155 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William B. Fretz 800-715-9905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carrow, Doyle and Associates, LLP
(Name – *if individual, state last, first, middle name*)

400 Berwyn Park, 899 Cassatt Rd, Suite 115, Berwyn, PA 19312
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 27 2008

E

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/26

OATH OR AFFIRMATION

I, William B. Fretz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Keystone Equities Group, LP, as of 26 February, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
GERALD P GAINES
Notary Public
LIMERICK TWP, MONTGOMERY COUNTY
My Commission Expires Nov 1, 2008

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE KEYSTONE EQUITIES GROUP, LP

Financial Statements

December 31, 2007

Index

Title	Page No.
Independent Auditors' Report	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Partners' Capital	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 9

Supplementary Information

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	10
Computation of Net Capital Pursuant to Rule 15c3-1	11
Independent Auditors' Report on Internal Accounting Control Required by Rule 17a-5 of the Securities and Exchange Commission	12 - 13

Carrow, Doyle & Associates, LLP
Certified Public Accountants & Management Consultants

Independent Auditors' Report

To the Partners
The Keystone Equities Group, LP
Oaks, Pennsylvania

We have audited the accompanying statement of financial condition of The Keystone Equities Group, LP (the "Partnership") as of December 31, 2007, and the related statements of operations, changes in partners' capital and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Keystone Equities Group, LP at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Carrow, Doyle & Associates, LLP

Carrow, Doyle & Associates, LLP

Berwyn, Pennsylvania
February 25, 2008

400 Berwyn Park ■ 899 Cassatt Road, Suite 115 ■ Berwyn, PA 19312 ■ 610-854-1000 ■ Fax 610-854-1001 ■ cda@carrowdoyle.com

THE KEYSTONE EQUITIES GROUP, LP
Statement of Financial Condition
December 31, 2007

Assets

Cash	$ 304,825	
Deposits with clearing organizations	150,000	
Receivable from clearing organization	2,028	
Prepaid expenses	3,025	
Employee advances	225,498	
Securities owned	67,473	
Property and equipment, net	130,416	
Total assets		$ 883,265

Liabilities

Accounts payable and accrued expenses	$ 139,193	
Due to affiliate	55,204	
Total liabilities		194,397

Partners' Capital

Partners' capital		688,868
Total liabilities and partners' capital		$ 883,265

The accompanying notes are an integral part of these statements.

THE KEYSTONE EQUITIES GROUP, LP
Statement of Operations
For the Year Ended December 31, 2007

Revenues:		
Commissions	2,966,174	
Interest income	9,564	
Other income	227,920	
Total revenue		3,203,658
Expenses:		
Salary and salary related expenses	483,037	
Commission and other fees	2,288,717	
Advertising	11,415	
Depreciation and amortization	42,382	
Entertainment	22,299	
Insurance	4,157	
Office expenses	59,614	
Professional fees	83,091	
Registration and licensing fees	11,989	
Rent	107,028	
Telephone	25,000	
Travel	33,837	
Unrealized loss on securities owned	181,981	
Total expenses		3,354,547
Net loss		$ (150,889)

The accompanying notes are an integral part of these statements.

THE KEYSTONE EQUITIES GROUP, LP
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2007

	Keystone General Partners, Inc.	Keystone Group Holdings, LP	Total
Balance - January 1, 2007	$ 3,778	$ 621,979	$ 625,757
Capital contributions	-	214,000	214,000
Net loss	(1,509)	(149,380)	(150,889)
Balance - December 31, 2007	$ 2,269	$ 686,599	$ 688,868

The accompanying notes are an integral part of these statements.

THE KEYSTONE EQUITIES GROUP, LP

Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities:		
Net loss	$ (150,889)	
Adjustment to reconcile net loss to net cash		
Used in operating activities:		
Depreciation and amortization	42,382	
Unrealized loss on securities owned	181,981	
Changes in operating assets and liabilities:		
Receivable from clearing organization	(1,299)	
Prepaid expenses	(2,975)	
Employee advances	(174,082)	
Accounts payable and accrued expenses	46,590	
Due to affiliate	38,033	
Net cash used in operating activities		(20,259)
Cash flows from investing activities:		
Purchase of computers	(10,982)	
		(10,982)
Cash flows from financing activities:		
Capital contributions	214,000	
		214,000
Net increase in cash		182,759
Cash at beginning of year		122,066
Cash at end of year		$ 304,825

The accompanying notes are an integral part of these statements.

NOTE 1 - Business Activity and Basis of Presentation

The Keystone Equities Group, LP, a Pennsylvania limited partnership (the "Partnership"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and licensed by the Financial Industry Regulatory Authority ("FINRA"). The Partnership is owned by Keystone General Partners, Inc., the general partner and 1% owner, and Keystone Group Holdings, LP, the limited partner and 99% owner. The Partnership is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including investment banking, securities brokerage services for individual clients and strategic consulting services. The Partnership is an introducing broker and clears all transactions through a clearing organization on a fully disclosed basis.

NOTE 2 - Summary of Significant Accounting Policies

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Securities Owned - Securities owned which are readily marketable are stated at quoted market prices. Securities not readily marketable are carried at estimated fair value as determined by management. All resulting unrealized gains and losses are included in earnings.

Concentrations of Credit Risk - At December 31, 2007, the Partnership is engaged in trading and other business consulting services to a limited clientele. The Partnership uses one clearing broker for all of its business. The Partnership permits the clearing broker to extend credit to its clientele secured by cash and securities in the client's account. The Partnership's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of the customers and counterparties to satisfy their obligations to the Partnership. The Partnership has agreed to indemnify the clearing broker for losses they incur while extending credit to the Partnership's clients. It is the Partnership's policy to review, as necessary, the credit standing of its customers and any counterparty. The Partnership does not believe it is exposed to significant risk for non-performance by its customers or counterparties.

NOTE 2 - Summary of Significant Accounting Policies (Continued)

Concentrations of Credit Risk (Continued)

Financial instruments that potentially subject the Partnership to significant concentrations of credit risk consist principally of cash, deposits, and commissions receivable. Balances with the clearing broker are insured to their full amount.

In addition to balances maintained with the clearing broker, the Partnership maintains a checking account at a commercial bank. The account is insured by the Federal Deposit Insurance Corporation up to $100,000. At times the Partnership may exceed these limits. The Partnership does not believe it is exposed to any significant credit risks for its financial instruments.

Revenue Recognition - Customer security transactions and the related commission income and expenses are recorded on a trade date basis as securities transactions occur.

The Partnership earns fees as a placement agent for client securities. Cash placement fees earned as a placement agent for client securities are recognized upon the sale of client securities. Warrants to purchase client securities received as additional compensation in certain placements are recorded at estimated fair value upon receipt.

Other income includes fees from strategic consulting services. Fees from strategic consulting services are recognized when services are performed and collectability is probable.

Fair Value of Financial Instruments - The carrying amounts reported in the statement of financial condition for cash, receivables, accounts payable and accruals approximate fair value based on the short-term maturity of these instruments.

Fixed Assets - Fixed assets are recorded at cost. Depreciation and amortization is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to ten years. Leasehold improvements are amortized over the shorter of the lease term, including anticipated renewals, or their estimated useful lives. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts and any gain or loss on disposal is recognized.

The Partnership reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. If the carrying amount of the asset exceeds the undiscounted future cash flows expected to be generated by the asset, an impairment charge is recognized.

NOTE 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes - The Partnership is not subject to income taxes as a separate entity. Taxes on income or loss of the Partnership are determined by the individual circumstances of each partner and are based on the individual income tax returns of the partners. Consequently, partnership income or loss is presented without a provision for income taxes. Partnership income and losses are allocated according to each partners' ownership interest except in situations where federal income tax law overrides.

NOTE 3 - Related Party Transactions

The Partnership has an operating lease to rent office space from 1003 Egypt Road Associates, LP on a month to month basis. Affiliates of the Partnership's owners are also partners in 1003 Egypt Road Associates, LP. Rent expense for the year ended December 31, 2007 was $107,028.

Keystone Group Holdings, LP charged the Partnership for management fees and operating expenses totaling $229,729 for the year ended December 31, 2007. The Due to Affiliate balance of $55,204 on December 31, 2007 represents outstanding amounts due to Keystone Group Holdings, LP. During the year ended December 31, 2007, Keystone Group Holdings, LP contributed $214,000 of the amount due from the Partnership as capital.

For the year ended December 31, 2007, the Partnership received $30,000 in commission revenues and incurred $25,000 in commission expenses for investment banking services performed for a limited partnership managed by the President of the Partnership.

NOTE 4 - Securities Owned

At December 31, 2007, securities owned of $67,473 consist of warrants to purchase common stock which is publicly traded.

NOTE 5 - Property and Equipment

Property and equipment at December 31, 2007 consist of the following:

Computers	$ 50,573
Office equipment	20,949
Furniture and Fixtures	7,000
Leasehold improvements	152,314
Total property and equipment	230,836
Less: accumulated depreciation and amortization	(100,420)
Net property and equipment	$ 130,416

Depreciation and amortization expense incurred for the year ended December 31, 2007 was $42,382.

NOTE 6 - Commitments and Contingencies

In normal course of business, the Partnership enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2007, and were subsequently settled had no material effect on the financial statements as of that date.

The Partnership is subject to litigation from time to time in the ordinary course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liabilities will not have a material adverse effect on the Partnership's financial condition or results of operations.

NOTE 7 - Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Partnership had net capital of $260,428, which was $160,428 in excess of its required net capital of $100,000. The Partnership's aggregated indebtedness to net capital ratio was .75 to 1.

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Partners
The Keystone Equities Group, LP
Oaks, Pennsylvania

We have audited the accompanying financial statements of The Keystone Equities Group, LP for the year ended December 31, 2007, and have issued our report thereon dated February 25, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedules required pursuant to Rule 15c3-3 are omitted because the Partnership is exempt under Rule 15c3-3(K)(2)(ii).

Carrow, Doyle & Associates, LLP

Carrow, Doyle & Associates, LLP

Berwyn, Pennsylvania
February 25, 2008

SCHEDULE 1

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total Partners' Capital			688,868
Deduct Non-Allowable Assets:			
Receivable from clearing organization	2,028		
Prepaid expenses	3,025		
Employee advances	225,498		
Securities owned	67,473		
Property and equipment, net	130,416		
Total non-allowable assets			428,440
Net capital before haircuts on security positions			260,428
Deduct Haircuts on Security Positions:			
Not applicable, no security positions			-
Net capital			260,428
Minimum capital required per 15c3-1(a)(2)(iii)		$	100,000
Aggregate indebtedness		$	194,397
Ration of aggregate indebtedness to net capital			.75 to 1

There are no material differences between the amounts presented above and the amounts reported in the Partnership's unaudited FOCUS report as of December 31, 2007, as filed on January 25, 2008.

Independent Auditors' Report on Internal Control Structure
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Partners
The Keystone Equities Group, LP
Oaks, Pennsylvania

In planning and performing our audit of the financial statements of The Keystone Equities Group, LP (the "Partnership") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carrow, Doyle & Associates, LLP

Carrow, Doyle & Associates, LLP

Berwyn, Pennsylvania
February 25, 2008

END